Mail Stop 03-03

VIA FACSIMILE (317) 231-7433 and U.S. Mail

April 28, 2005

Claudia V. Swhier, Esq.
Barnes & Thornburg LLP
11 South Meridian Street
Indianapolis, Indiana 46204
(317) 231-7231

Re:	Northeast Indiana Bancorp
      Amendment to Preliminary Schedule 14A
      Filed April 18, 2005
      File No. 000-26012

      Amendment to Schedule 13E-3
      Filed April 18, 2005
      File No. 005- 48437

Dear Ms. Swhier:

      We have reviewed the above filings for issues related to the
Schedule 13E-3 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3
Schedule 14A
Background of the Split Transaction, page 14

1. We note your amendment and response to prior comment 8, however, we believe that you should identify the representatives of the company who had been meeting with the possible merger candidate and explain why these representatives "believed that the price range discussed was not likely to increase."

2. We note your amendment and response to prior comment 10. We believe, however, that you should state that, if true, consideration for counsel for the Committee was limited to two law firms and explain why. Further, disclose the board`s consideration of possible conflicts of interest and the board`s reasoning for the conclusion that no "impermissible conflict[s]" were created in seeking advice from Barnes & Thornburg despite the fact that Barnes & Thornburg had in fact recently been engaged by NEIB to assist it with consideration of a going private transaction.
Did any permissible conflicts exist? If so, what were they?

3. We note your amendment and response to prior comment 11.
Please disclose the board`s consideration of possible conflicts of interest in KBW providing services to both the Committee and the company. Did the board consider and make the determination that no impermissible conflicts existed? Did the board consider and make the determination that permissible conflicts existed?

4. Please expand your disclosure in response to prior comment 12 to describe the consideration the board gave to the bases considered. We note that various factors supported different prices. How did the board consider each in relation to each other? For example, did the board determine the median, the average, or some other calculation or consideration of the entirety of the factors presented by KBW?

Effects of the Split Transaction on NEIB, page 30

5. We note your amendment and response to prior comment 19. Please amend your disclosure to include the effect of the Rule 13e-3 transaction on the affiliates` interest in the net earnings of the company in terms of both dollar amounts and percentages. See Instruction 3 to Item 1013 of Regulation M-A.

Revocable Proxy

6. We note your response to prior comment 22. Please provide us with your analysis as to whether or not forward stock splits require shareholder approval in the company`s jurisdiction. If so, the staff takes the position that such forward incorporation should be separated into a separate proposal from the reverse stock split proposal.

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with a black-lined copy of the amended filing to expedite our review. Please furnish a cover letter with your amended filings that keys your responses to our comments and provides any requested supplemental information and file such letter on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments. If you have any questions please contact me at (202) 551-3257.

Very truly yours,


Celeste Murphy
Special Counsel
Office of Mergers & Acquisitions